Exhibit 99.2

Dehaier Medical Announces 2013 First Half Year Financial Results

BEIJING – August 26, 2013 — Dehaier Medical Systems Ltd. (Nasdaq: DHRM) (“Dehaier” or the “Company”), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products, today announced its financial results for the half year ended June 30, 2013.

Mr. Ping Chen, Chief Executive Officer of Dehaier Medical, stated, "We are pleased to have expanded into China’s burgeoning sleep respiratory market by entering into a strategic agreement with an Israeli medical signal processing company. As WideMed’s exclusive partner in China, we have marketed and distributed our newly-developed sleep holter to hospitals across the whole country as an accurate and user-friendly sleep apnea diagnosis solution. These products are in registration with China’s SFDA and we expect to obtain SFDA approval soon. Because we believe this kind of device and business model addresses the needs of patients and the market, we expect the firm foundation we laid in the first half of the year will generate considerable revenue during the remainder of the year.”

Mr. Ping Chen continued, “At the same time, we have continued to focus on our government medical procurement and key account business initiatives. We successfully bid to provide Color Doppler Ultrasound machines to county hospitals and clinics in Guizhou province and have also established a positive relationship with multinational companies like Mindray to broaden our key account business. We will continue to balance our development between our traditional business and new business initiatives and expect to drive a more diverse and robust revenue stream to the Company.”

Operating Highlights for 6 months 2013

•	In January 2013, the Company won a bid to implement a government procurement project to provide Color Doppler Ultrasound machines to county hospitals and clinics in Guizhou, China.
•	In February 2013, the Company assisted Mindray Medical with a national medical procurement bid for 79 units of Mindray's M7 color Doppler ultrasound machines.
•	In April 2013, the Company became the exclusive after-sales service agent of Heyer Medical AG ("Heyer") for its anesthesia machine and ultrasound nebulizer products.
•	In May 2013, the Company entered into a strategic cooperation agreement with WideMed Ltd. (TASE:WDMD), a leading Israeli company engaged in the research, development and sale of innovative products for the growing bio-medical signal diagnostics and treatment market, to become WideMed's exclusive partner in China to market the Morpheus Ox System, a cost-effective, portable home sleep diagnostic and monitoring solution which enables to diagnose sleep disorders using a standard oximeter recording plethysmograph signal.

Half Year 2013 Financial Overview

•	Our total revenues decreased by 19.16% from $10.30 million for the six months ended June 30, 2012 to $8.33 million for the six months ended June 30, 2013. In the first half of 2013, we continuously developed our sales channels for traditional medical devices sales. At the same time, we also began to adjust our operating strategy to expand into government procurement projects and the burgeoning sleep respiratory and oxygen therapy market. Because the company reduced the marketing expenses in its traditional medical device business and invested additional resources to develop its sleep respiratory business, our revenues and net income are lower than during the same period in 2012.
•	Our gross profit decreased from $3.98 million in the six months ended June 30, 2012 to $3.27 million in the same period of 2013, while our gross margin increased slightly from 38.66% in 2012 to 39.23% in 2013 due to the faster decrease in cost than revenues. Management believes the Company’s gross margin is likely to remain relatively stable over the near term.
•	As a result of the foregoing, we generated operating income of approximately $1.91 million in the six months ended June 30, 2013, compared to approximately $2.38 million in the same period of 2012. Operating income decreased by 19.67%, mainly because of the reduced revenues.
•	Our net income was approximately $1.52 million in the six months ended June 30, 2013, compared to approximately $1.81 million in 2012, a decrease by 16.13%, mainly because of the decrease of revenues. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $1.53 million and $1.82 million in the six months ended June 30, 2013 and 2012, respectively.

•	As of June 30, 2013, we had $1,343,246 cash and cash equivalents. As a result of the total cash activities, net cash decreased from $3,505,330 at December 31, 2012, mainly because we invested in purchasing manufacturing equipment and devices for our future development of sleep respiratory business.
•	We believe that our currently available working capital of $30,035,112, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months.

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including respiratory and oxygen homecare medical products. The company develops and assembles its own branded medical devices and homecare medical products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), Welch Allyn (USA), HEYER (Germany), Timesco (UK), eVent Medical (US) and JMS (Japan). Dehaier's technology is based on six patents, nine software copyrights and proprietary technology. More information may be found at http://www.dehaier.com.cn

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, government approvals or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, future developments in payment for and demand for medical equipment and services and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact Us

Dehaier Medical Systems Limited

Surie Liu

+86 10-5166-0080

lius@dehaier.com.cn

Dehaier Medical Systems Limited

Tina He

+86 10-5166-0080

hexw@dehaier.com.cn

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

 (UNAUDITED)

	June 30,	December 31,
	2013	2012
	US$	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,343,246	3,505,330
Accounts receivable -less allowance for doubtful accounts of $906,506 and $865,769	12,935,416	11,960,193
Contract Deposits	2,834,619	3,027,616
Other receivables -less allowance for doubtful accounts of $598,747 and $598,747	587,645	556,635
Advances to Suppliers	6,759,857	4,470,756
Prepayment and other current assets	5,198,100	4,069,975
Inventories, net	4,745,328	4,654,827
Tax receivable	337,113	328,208
Deferred tax asset	121,269	119,437
Total Current Assets	34,862,593	32,692,977

Property and equipment, net	3,833,499	2,895,523
Intangible assets, net	2,663,691	2,694,439
Total Assets	41,359,783	38,282,939

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,444,115	2,407,200
Accounts payable	39,066	37,640
Advances from customers	348,764	248,940
Accrued expenses and other current liabilities	700,801	406,452
Taxes payable	950,871	401,574
Warranty obligation	343,864	338,671
Total Current Liabilities	4,827,481	3,840,477

OTHER LIABILITIES
Warrants liability	378,579	374,166
Total Liabilities	5,206,060	4,214,643

Commitments and Contingency
Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 4,620,000 shares issued and outstanding	12,618	12,618
Additional paid in capital	13,544,584	13,500,847
Retained earnings	17,682,139	16,147,723
Accumulated other comprehensive income	3,458,347	2,967,202
Total Dehaier Medical Systems Limited shareholders' equity	34,697,688	32,628,390
Non-controlling interest	1,456,035	1,439,906
Total equity	36,153,723	34,068,296
Total liabilities and equity	41,359,783	38,282,939

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2013	2012
	US$	US$

Revenue	8,325,382	10,299,059

Costs of revenue	(5,059,745)	(6,317,316)

Gross profit	3,265,637	3,981,743

Service income	99,357	132,915
Service expenses	(18,195)	(37,272)
General and administrative expense	(868,262)	(1,031,502)
Selling expense	(564,315)	(662,852)

Operating Income (Expense)	1,914,222	2,383,032

Financial expenses	(77,863)	(65,969)
Other income	-	395
Change in fair value of warrants liability	(4,413)	(92,067)

Income (Expense) before provision for income tax and non-controlling interest	1,831,946	2,225,391

Provision for income tax	(314,883)	(416,468)

Net income	1,517,063	1,808,923

Net loss (income) attributable to Non-Controlling interest	17,353	7,478

Net income attributable to Dehaier Medical Systems Limited	1,534,416	1,816,401

Net income	1,517,063	1,808,923

Other comprehensive income (loss)
Foreign currency translation adjustments	491,145	(226,067)

Comprehensive income	2,008,208	1,582,856
Comprehensive income (loss) attributable to the non-controlling interest	(16,129)	21,019

Comprehensive income attributable to Dehaier Medical Systems Limited	1,992,079	1,603,875

Earnings per share
-Basic	0.33	0.40
-Diluted	0.33	0.39

Weighted average number of common shares used in computation
-Basic	4,620,000	4,566,160
-Diluted	4,642,383	4,714,077

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2013	2012
	US$	US$
Cash flows from operating activities

Net income	1,517,063	1,808,923
Adjustments to reconcile net income to net cash (used in) operating activities
Stock-based compensation expense	43,737	124,077
Depreciation and amortization	300,840	246,448
Change in fair value of warrants liability	4,413	92,067
Provision for doubtful accounts	27,224	27,942
Changes in assets and liabilities:
(Increase) in accounts receivable	(812,221)	(282,688)
(Increase) in prepayments and other current assets	(3,268,571)	(522,831)
Decrease (Increase) in other receivables	215,084	(1,670,623)
Decrease (Increase) in inventories	(18,953)	733,009
Decrease (Increase) in tax receivable	(3,839)	384,599
Increase in accounts payable	840	6,115
Decrease (Increase) in advances from customers	95,181	(65,347)
Decrease (Increase) in accrued expenses and other current liabilities	285,657	(31,931)
Decrease (Increase) in taxes payable	538,466	(1,616,959)
Net cash (used in) operating activities	(1,075,079)	(767,199)

Cash flows from investing activities
Capital expenditures and other additions	(1,115,276)	(2,405,707)
Net cash used in investing activities	(1,115,276)	(2,405,707)

Cash flows from financing activities
Proceeds from bank loan	2,413,250	2,373,145
Repayment of bank loan	(2,410,176)	(1,580,436)
Net cash provided by financing activities	3,074	792,709

Effect of exchange rate fluctuations on cash and cash equivalents	25,197	(206,347)

Net decrease in cash and cash equivalents	(2,162,084)	(2,586,544)

Cash and cash equivalents at beginning of period	3,505,330	3,694,486

Cash and cash equivalents at end of period	1,343,246	1,107,942

Supplemental cash flow information
Income tax paid	231,371	779,678
Interest paid	76,187	64,904